

Mail Stop 3561

April 10, 2009

Jonathan W.L. So
Chief Executive Officer
China Shoe Holdings, Inc.
488 Wai Qingsong Road,
Waigang, Jiading District, Shanghai
People's Republic of China 201800

Re: China Shoe Holdings, Inc.
Item 4.01 Form 8-K
Filed April 7, 2009
File No. 333-139910

Dear Mr. So:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

        Please note that our review of this filing was limited to the matters pertaining to Item 4.01 of your report. At a later date, we may issue additional comments pertaining to the other matters described in the report.

Jonathan W.L. So
China Shoe Holdings, Inc.
April 10, 2009
Page 2

<u>Item 4.01 Form 8-K filed on April 7, 2009</u>

1. We note in your filing that you entered into a Share Exchange Agreement on March 31, 2009. Unless the same accountant was the auditor for both parties to the transaction, please provide under Item 4.01 all of the disclosures required by Item 304 of Regulation S-K. If there was no change in accountants, please advise. Otherwise, please amend this Form 8-K to comply with our comment as soon as possible, as a change of accountants is required to be reported within four business days of the date of the event.

2. In this regard, please note that you are required to obtain, and file within 10 days or two business days of its receipt an Exhibit 16 letter from your former accountants stating whether the accountant agrees or disagrees with the statements made in the filing. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

<u>Closing Comments</u>

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

                                                Sincerely,

                                                Ryan C. Milne
                                                Accounting Branch Chief

cc: Richard A. Friedman, Esq.
        Jonathan R. Shechter, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile: (212) 930-9725